UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of January 2008

                        Commission File Number 001-33444

                                   Eurand N.V.
                    -----------------------------------------
                 (Translation of registrant's name into English)

                                  Olympic Plaza
                             Fred. Roeskestraat 123
                       1076 EE Amsterdam, The Netherlands
                    -----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Included in this report on Form 6-K as Exhibit 1 is a press release by Eurand N.V., issued on December 20, 2007, announcing that Eurand has completed the filing of its new drug application (NDA) with the U.S. Food and Drug Administration for Zentase(TM) (EUR-1008).

                                                                       Exhibit 1
[GRAPHIC OMITTED][GRAPHIC OMITTED]


Contacts:
Mario Crovetto                              Nick Laudico/Elizabeth Scott
Chief Financial Officer                     The Ruth Group
Eurand N.V.                                 646-536-7030/7014
+39 02 95428 521                            nlaudico@theruthgroup.com
mario.crovetto@eurand.com                   escott@theruthgroup.com

              Eurand Completes New Drug Application for Zentase(TM)

Philadelphia, PA - December 20, 2007 - Eurand N.V. (NASDAQ: EURX), a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies, announced today that it has completed the filing of its New Drug Application (NDA) with the Food and Drug Administration (FDA) for Zentase(TM) (EUR-1008), the Company's lead product candidate for the treatment of exocrine pancreatic insufficiency (EPI).

Eurand initiated its rolling NDA submission in June 2007 and was granted fast-track designation by the FDA.

In the NDA, the Company included results from two Phase III trials, one pivotal trial, and a supportive trial of Zentase in pediatric patients. Also included in the NDA were results from a gastrointestinal (GI) bioavailability study of Zentase conducted in chronic pancreatitis patients in the U.S., which was completed in November 2007.

Gearoid Faherty, Chief Executive Officer of Eurand, commented, "The completion of our NDA filing for Zentase marks an important milestone for Eurand. With the file now under review, our current focus is on the build out of our Sales and Marketing infrastructure for the anticipated launch of Zentase and integrating the recently announced SourceCF acquisition."

Zentase is a porcine-derived pancreatic enzyme replacement therapy which is being developed to treat EPI, a condition associated with cystic fibrosis (CF), chronic pancreatitis and other conditions. The product is a highly stable formulation that includes eight key enzymes and a number of coenzymes and cofactors and is biologically similar to endogenous human pancreatic secretions necessary for proper human digestion.

About Eurand

Eurand is a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. Eurand has had four products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Eurand has completed two phase III clinical trials on its lead product candidate, Zentase, for the treatment of Exocrine Pancreatic Insufficiency and has submitted its NDA for this product. Eurand's technology platforms include bioavailability enhancement of poorly soluble drugs, customized release, taste-masking/fast-dissolving formulations and drug conjugation.

Eurand is a global company with facilities in the USA and Europe. For more information, visit Eurand's website at www.eurand.com.

This release, and oral statements made with respect to information contained in this release, constitutes forward-looking statements. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact including, but not limited to our plans for our NDA filing, enrollment and future plans for our clinical trials, progress of and reports of results from clinical studies, clinical development plans and product development activities. The words "potentially", "could", "calls for" and similar expressions also identify forward-looking statements. These statements are based upon management's current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Factors that could affect actual results include risks associated with the possibility that the FDA refuses to approve our NDA; the outcome of any discussions with the FDA; and unexpected delays in preparation of materials for submission to the FDA as a part of our NDA filing. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.

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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  January 3, 2008                       EURAND N.V.



                                             By: /s/ Manya S. Deehr
                                                --------------------------------
                                                Manya S. Deehr
                                                Chief Legal Officer & Secretary